Exhibit 99.34

PRESS RELEASE

Trading Symbol: SVM.TO	March 13, 2008

$50 Million Exploration and Development Program Budgeted for Silvercorp’s
Projects in China for Fiscal 2009

VANCOUVER, BRITISH COLUMBIA, CANADA – March 13, 2008 – Silvercorp Metals Inc. ("Silvercorp” - SVM.TO) announces that its three operating subsidiaries in China (77.5% owned joint venture company, Henan Found Mining Co. Ltd. for the Ying and TLP Mines; 70% owned Henan Hua Wei Mining Co. Ltd. for the HPG and LM Mines, and 82% owned Qinghai Found Mining Co. Ltd. for the Na Bao Project) have planned extensive exploration and development programs with a budget at US$50 million for fiscal 2009, starting April 1, 2008. The program, covering the four mines within the Ying Mining Camp and the new exploration project, Na Bao, in Qinghai Province, will be funded with cash flows from mine production.

For the Ying Mining Camp, it is anticipated that this program will increase the total milling capacity to about 600,000 tonnes (mining capacity about 500,000 tonnes) for fiscal 2009 and to about 1,000,000 tonnes (mining capacity about 700,000 tonnes) for fiscal 2010, as compared to about 350,000 milling capacity (300,000 tonnes mining capacity) for fiscal 2008 ending March 31, 2008. The extra milling capacity will leave room for further mining capacity increases at the Ying Camp

The goal for the Na Bao Project after the program is to define a resource base that satisfies the Chinese government’s minimum application requirement for a mining permit for silver/lead/zinc, being 1,000 tonnes per day (“t/d”) mining/milling capacity with a mine life of 10 years, thereby providing further growth for Silvercorp beyond fiscal 2010. The details of the exploration and development programs are as follows:

Mine and Mill Developments at the Ying Mining Camp

Based on the most recent mill design by a qualified Chinese engineering firm, the proposed new 2,000 t/d capacity mill plus associated tailing dam will be built at a cost of about US$12 million with all new equipment made in China. The new mill, at a central location within 16 km of the four mines, is expected to be operational by November 2008. At that time the new mill plus the existing operational 1,000 t/d mill will provide a total milling capacity of approximately 3,000 t/d to treat ores from within the Ying Mining Camp.

US$10 million has been budgeted for developing mining capacity and infrastructure at the newly acquired TLP and LM Mines and US$4 million is budgeted for further upgrading and mechanizing the Ying and HPG Mines. The following table summarizes the mining and milling capacity growth forecasts through to 2010 for the four mines at the Ying Mining Camp. The development program is anticipating to more than double the current mining and production capacity at a cost of only US$26 million plus the acquisition cost for the TLP and LM Mines which have been fully paid in fiscal 2008.

Production Capacity Forecast for the Ying Mining Camp
	Year ending March 31
	2008	2009	2010
Milling Capacity (tonne)	350,000	600,000	1,000,000
Mining Capacity (tonne)
Ying Mine	240,000	250,000	250,000
HPG Mine	60,000	100,000	100,000
TLP Mine		120,000	300,000
LM Mine		30,000	50,000
Total Mining Capacity	300,000	500,000	700,000

Exploration Program

In additional to the above mining and development program, Silvercorp’s Chinese operating subsidiaries have also planned 197,500 metres of drilling and exploration tunneling program at an estimated cost of about US$24 million to upgrade the resources from inferred categories to indicated and higher ones, and to drill and tunnel new targets. The detailed break-down of the exploration program for each mine or project is in the following table:

		Metres		Cost
Mine and		Surface	Underground	Estimate
Project	Tunneling	Drilling	Drilling	(US$)
Ying Mine
Area	32,000	14,500	32,000	7,500,000

TLP Mine	8,000	10,000	20,000	2,600,000

HPG Mine	10,000	6,000	14,000	3,400,000

LM Mine	10,000	2,000	9,000	2,000,000

Na Bao Project		30,000		8,500,000
Total	60,000	62,500	75,000	24,000,000

Drilling at the Na Bao Project is expected to commence in May 2008 following completion of an IP geophysical survey. The US$8.5 million drilling cost estimate for Na Bao also includes first time infrastructure setup.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese operating subsidiaries, respectively and is also exploring the Na Bao Polymetalic Project in Qinghai Province, owned through its 82% Chinese operating subsidiary.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements.